INVEST IN **MYSWIMPRO**

The world's #1 workout app for swimmers

PITCH VIDEO INVESTOR PANEL



MySwimPro
Personalized Swim Coaching App
Apple
App Of The Year
2016

LEAD INVESTOR

Mark Turner Mark Turner, sport focused Non-Exec Director, Senior Advisor, investor, entrepreneur, passionate swimmer...

As a passionate swimmer, but also a sport business entrepreneur, NED and investor, with a keen interest in how technology can help amateurs in particular get more from their training, MySwimPro presents a strong opportunity. I love Fares' energy and determination - coupled with some solid tech work and creative marketing and communications, I believe in the both the growth of this market (remote swim coach), and MSP's ability to capture a good share of it.

Invested $25,000 this round & $5,000 previously

myswimpro.com Ann Arbor MI

Software Health and Fitness B2C Sports Analytics

Highlights

1. 🍎 MySwimPro was named Apple Watch "App of the Year" across all app categories
2. 💰 Over $3M in subscription revenue
3. 🚀 Over 1.5 Million App downloads and 700K+ followers on social media
4. 🏆 Founders recognized in Forbes 30 Under 30 (Consumer Technology)

4. 🏆 Founders recognized in Forbes 30 Under 30 (Consumer Technology)

5. 📚 CEO is a best-selling author, a 3x U.S. Masters National Champ, and an internationally recognized swim coach
6. 🏊 Over 10 Billion meters logged in the MySwimPro App
7. 📰 Featured in Sports Illustrated, Apple, Forbes, Men's Health, and international publications
8. 📈 Over 100 million fitness swimmers around the world

Our Team



Fares Ksebati CEO

Fares loves the water! He is a Forbes 30 Under 30 lister and 3x U.S. Masters Swimming National Champion. He is an internationally recognized swim coach, author of Swim Like A Pro, and co-founder of World Swim Day.

> We believe that through the intersection of technology and swimming, we can empower our community members to lead happier and healthier lives. We have a responsibility to help guide members to reach their individual Gold Medal Moments.



Adam Oxner CTO

Adam enjoys developing at the intersection of technology and swimming and has a passion for building products that make a difference in people's lives. Adam swam collegiately at the University of Michigan.



Paige Walters VP of Marketing

Paige has always loved to swim, and played water polo at Arizona State University. When she's not creating marketing campaigns, you can find her water skiing, snowboarding, and coaching.



Nick Newell VP of Engineering

Nick is a software engineering leader, cloud native creator, and inventor of 65 patented technologies. He loves swimming with his kids at 1 mile high and hiking with his friends at 2.6516 miles high.

Why MySwimPro?

Trusted by more than 1.5 million swimmers around the world, the MySwimPro app provides personalized swim and dryland training, coaching and motivation to help people improve their performance and health. Named by Apple as the “App of the Year” in 2016 for the Apple Watch, MySwimPro is more than just a swim tracker. MySwimPro has more than 1.5M downloads, 600K+ social media followers, and members have logged 10 Billion meters using the App.


5 Reasons Why You Should Invest In MySwimPro (Apple Ap...
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MYSWIMPRO
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MySwimPro
The #1 workout app for swimmers
MySwimPro is more than a workout app... It's a community of one million swimmers.
~ Apple Watch "App of the Year" in 2016
~ 6B+ meters swum
~ 1M downloads
~ 600K+ followers
Workout Of The Day
App Of The Year 2016

Becoming a Strong Swimmer is Difficult Without a Coach, Team & Metrics

Working toward goals without a coach, plan, team, or accountability is difficult, but it's the reality for many swimmers—especially since the start of the pandemic. Individual swim instruction is expensive and largely inaccessible, and the demand for virtual coaching is growing rapidly. There is a massive opportunity to help people reach their fitness goals through swimming by delivering a personalized coaching experience at a fraction of the cost of hiring a personal coach.


Hiring a personal swim coach is expensive.
Working toward a fitness goal without a plan is very difficult.
It's tough to stay motivated without an accountability system.
Learning proper swimming technique without a coach is very difficult.
Without metrics, it's very difficult to track and measure improvement.

MySwimPro Provides Customized Training Plans for All Levels

When the COVID-19 pandemic caused pool closures all over the world, MySwimPro was still able to generate nearly $1M in revenue in 2020. We've grown fast since—adding new revenue streams including corporate sponsors, advertising, affiliates, apparel, and integrations with brands like Apple, Garmin and Strava. The company is in a very strong financial position to accelerate

growth. We intend to reinvest in the the business by continuing to innovate on the product experience and adding more fuel to our marketing channels that have proven to work.


GARMIN
Apple
App Of The Year
2016
Personalized swim training plans for all levels.
Instructional technique video library.
Community challenges.
Swim tracking & analytics.
100% customized workouts.


"Apple App of the Year" in 2016, 6B+ Meters Swum, 1M Downloads & 600K+ Followers

From a financial perspective, the company has a strong foundation to scale off of. We are choosing to raise funds to accelerate product development and marketing. If we chose to grow more organically, we could potentially lose market share to competitors, and even lose momentum in our existing segment. We've seen explosive growth since launching our paid membership in 2016 and now that the pandemic is starting to get under control, we are looking to continue this pre-pandemic rapid growth.


Revenue
- COVID
$1M
$800K
$600K
$400K
$200K
$11k
$84k
$437k
$1.1M
$971k
2016
2017
2018
2019
2020


User Testimonials Show the Power of MySwimPro

MySwimPro has helped thousands of swimmers find motivation, accountability and the metrics they need to succeed. This is just the start, and we are just scratching the surface of what is possible in helping our community members

take their swimming to the next level


MySwimPro is more than an app...it's truly a community."
-Sameh Saeb, Egypt


Huge Surge in Demand Drives
Virtual Fitness Market Toward $60B

The virtual fitness market is exploding and is expected to reach nearly $60B by 2027, at a CAGR of 33.1% from 2020. There are 26+ million fitness swimmers in the United States alone. The global market is easily 5-10x this size accounting for a total addressable market of well over 100 million fitness swimmers. We understand that our initial target market is a more concentrated cohort of swimmers who are focused on improving their performance and health. This group of people swims at least once per week and is committed to finding a training regimen that helps them reach their goals. This specific market is approximately 9 million swimmers in the United States and over 50 million globally


Virtual fitness market exploding at 33% CAGR
Massive market opportunity:
26+ million swimmers in the US alone
Global market 5x-10x US market


MySwimPro is Making a Big Splash

MySwimPro has been featured in Sports Illustrated, Apple, Forbes, Men's Health, and many more. Awards include Apple "App of the Year" in 2016, Prevention's "Best Health App" in 2020 and Greatist's "Best Swimming App" 2021. The MySwimPro app integrates seamlessly with Apple, Garmin and Strava. These are some of the most recognizable fitness brands in the world and MySwimPro has continued to develop long-lasting relationships with these companies to deliver the most value for members.


MySwimPro Co-Founders are
Forbes 30 Under 30


Press
Sports Illustrated
Apple
POPSUGAR
Men'sHealth
Forbes
Awards
Apple
"App of the Year"
2016
Prevention
"Best Health App"
2020
Greatist
"Best Swimming App"
2021
Integrations
Apple
GARMIN
STRAVA


MySwimPro Co-Founders are
Forbes 30 Under 30

Investors dream of the combination of passion and entrepreneurship that is MySwimPro. Our CEO and CTO were named to Forbes' 2019 30 under 30 list, and our CEO is the author of best-seller Swim Like A Pro, a 3x Individual U.S. Masters National Champion, and a certified USA Triathlon coach.


MySwimPro's Community
Grew 5X in 3 Years


Fares Ksebati
CEO & Co-Founder
~Forbes 30 Under 30
~3x US Masters Swimming National Champion
~American Swim Coaches Association Fellow
~Best-Selling Author of Swim Like A Pro
Adam Oxner
CTO & Co-Founder
~Forbes 30 Under 30
~NCAA Swim Team National Champion
~Prior: Expedia, Thomson Reuters


Paige Walters
VP of Marketing
~Co-Founder of World Swim Day
~ASU Water Polo Team
~Prior: Jolyn, FarmLogs


MySwimPro's Community
Grew 5X in 3 Years

...and this growth shows no signs of slowing down: the Tokyo Olympic Games will provide the perfect platform for even more explosive acceleration, capturing new attention and enthusiasm, and helping us expand and scale internationally with new distribution partners and new customer acquisition channels.


Future Growth
Q3 2021: Olympic Momentum
Capture new attention and enthusiasm riding off of the Tokyo Olympic games.
Q4 2021: Enhanced Personalization
Onboarding new members to a refreshed personalized coaching app experience.
Q1-Q2 2022: Fitness Initiative
Expand the offering to be more inclusive of beginner fitness swimmers.
Q3-Q4 2022: Scale Internationally
Grow globally with new distribution partners and paid media opportunities.

This slide contains forward-looking projections that cannot be guaranteed.


MySwimPro has Ambitious Plans

MySwimPro will continue to invest heavily in product development and expanding brand marketing, including improving the workout personalization features, creating a world-class user experience, and expanding partnerships with complimentary wellness brands.


Growth - Immense Growth Lies Ahead for MySwimPro
Product Investment:
Improve conversion rates and retention
Add more workout features
Improve data analytics pipelines
Create world-class user experience
Marketing Growth:
Re-invest in existing brand channels


Accelerate content marketing
Increase paid acquisition
Expand partnership base with wellness brands


Be an Early Investor as MySwimPro Continues to Make Waves

MySwimPro will continue to make a splash in the pool and way beyond—to save lives, and help people improve their performance and health. The potential to tap into the global swimming market, partner with the biggest brands, generate ROI for investors and more, makes MySwimPro a can't-miss investment opportunity.

pitch disclaimer: MySwimPro may never reach the valuations described in the pitch video but brands like Under Armour and; Peloton; are examples of companies which MySwimPro aspires to reach in scale, but that can not be guaranteed.


Revenue Projections
$10M
$8M
$6M
$4M
$2M
$1.4M
$3.1M
$5.2M
$8.2M
$11.5M
2020 revenue
2021
2022
2023
2024
2025
Forward-looking projections cannot be guaranteed.

The goal of this investment round is to position the company for 3x revenue growth in the next 18 months. From there we'll be in a position to continue delivering value to our members while still reinvesting in the product development and marketing that got us to where we are today.

The time to invest is NOW!


@MySwimPro Investor Pitch Deck Exposed ($20M Valuation)
© MySwimPro, Inc. 2021
VIDEO VIEWS 100+ MILLION
SOCIAL FOLLOWERS 530K+
App Launch
Launch Subscriptions
Apple Watch App Of The Year
Crowdfunded $130k
Garmin Integration
Strava Partnership & Integration
Apple App Of The Day
Translate Into 9 Languages
1 Million Downloads
Launch MySwimPro Studios
6B
100M


Watch on YouTube
2017
2018
2019
2020

MySwimPro is world''s #1 workout app for swimmers and this is just the start!

Join us today and help us build the future of swimming!


Invest in
MySwimPro

Downloads

MySwimPro Deck Q4 2021.pdf